Exhibit 99.2

VIA optronics AG

Voting results Annual General Meeting; 29 December 2022 in Nürnberg

ITEMS	In favour	in %	against
ITEM 2 Resolution on the ratification of the acts of the Management Board for the fiscal year 2021	2,968,575	99.89%	3.358
ITEM 3 Resolution on the ratification of the acts of the Supervisory Board for the fiscal year 2021	3,688,575	99.91%	3.358
ITEM 4 Election of the Auditor of the Consolidated Financial Statements for the fiscal year 2022	3,699,696	close to 100.00%	34
ITEM 5 Resolution on the approval of the remuneration system of the members of the Management Board	3,681,612	99.60%	14.608
ITEM 6 Resolution on the compensation of the members of the Supervisory Board	2,976,158	80.52%	720.062
ITEM 8 Resolution on amendments to the Articles of Association for the purpose of holding virtual General Shareholders' Meetings and updating Articles 16, 17, and 19 of the Articles of Association	3,301,718	89.33%	394.512
ITEM 9 Resolution on the authorization to grant subscription rights to members of the Management Board of the Company, to members of the management of affiliated companies and to selected employees of the Company and of affiliated companies in Germany and abroad (Stock Program 2022) and creation of Conditional Capital 2022/I and corresponding amendment to the Articles of Association	3,678,829	99.53%	17.391